EXHIBIT 10
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          FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - NOVEMBER 25, 2003
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                BAYTEX ENERGY TRUST ANNOUNCES TRUST UNIT OFFERING


Baytex Energy Trust ("Baytex" or the "Trust") (TSX-BTE.UN) of Calgary, Alberta announced today that it has entered into an agreement with a syndicate of investment dealers pursuant to which the syndicate has agreed to purchase 5,500,000 units of the Trust at $10.00 per unit, for gross proceeds of $55,000,000. The syndicate is led by TD Securities Inc. and includes BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, CIBC World Markets Inc., Peters & Co. Limited and Raymond James Ltd.

Baytex has granted the syndicate an option, until closing, to purchase an additional 1,000,000 units at the same offering price which, if exercised, would increase the offering to $65,000,000. This offering is subject to normal regulator approval and is expected to close on or about December 12, 2003.

The net proceeds of the offering will be used for general corporate purposes including funding of the 2004 capital expenditures and acquisitions program.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca